PRESS RELEASE

Banro Declares Dividends Payable on Series A Preference Shares of Banro

Toronto, Canada – May 20, 2016 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) hereby notifies holders of Series A Preference Shares of Banro (“Banro Series A Shares”) that the Banro board of directors has authorized and declared, in respect of the December 31, 2015 Dividend Payment Date, a dividend payable of US$0.72 per Banro Series A Share and, in respect of the March 31, 2016 Dividend Payment Date, a dividend payable of US$0.735 per Banro Series A Share (such dividends referred to herein as the “Accrued Dividends”).

The Accrued Dividends are payable to holders of record of Banro Series A Shares on May 27, 2016 and will be paid on May 30, 2016.

In accordance with the requirements of the Banro articles, Banro hereby notifies holders of Banro Series A Shares of the following information necessary to calculate the amount of the Accrued Dividends. Defined terms used in this press release which are not otherwise defined shall have the meaning given to them in the Banro articles.

  The simple average of the Reference Gold Price during the three-month period ending on September 30, 2015 is US$1,124, and the simple average of the Reference Gold Price during the three-month period ending on December 31, 2015 is US$1,106.
  The Relevant Number for the purposes of the calculation of the Dividend Liquidation Preference is 0.017501.
  Immediately prior to December 31, 2015, the dividends on the Banro Series A Shares in respect of the September 30, 2015 Dividend Payment Date were accrued and unpaid, and immediately prior to March 31, 2016, the dividends on the Banro Series A Shares in respect of the September 30, 2015 Dividend Payment Date and the December 31, 2015 Dividend Payment Date were accrued and unpaid.
  The Monthly Production Level for the third quarter of 2015 is 15,660 ounces of gold per month, such that the Annual Dividend Yield is 14.0%, and the Monthly Production Level for the fourth quarter of 2015 is 15,447 ounces of gold per month, such that the Annual Dividend Yield is 14.0%.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and the ramp-up to full production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com